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The Trust and OFI have  agreed,  at a meeting of the Board of  Trustees  held on
December 15, 1998, to pay OFI an annual management fee rate of 0.58% on average net assets of the Fund in excess of $1.5 billion, and to replace the Prior Agreement with this Agreement.